Exhibit 12.1

TYCO ELECTRONICS LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown:

	Fiscal
	2010	2009	2008	2007	2006
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes	$1,558	$(3,670)	$1,991	$257	$1,471
Add:
Fixed charges	187	200	232	293	320
Amortization of capitalized interest	—	4	—	—	—
Income (loss) of equity investees, net of distributed income	8	7	—	(4)	(2)
Less:
Capitalized interest	—	(1)	(2)	(1)	—
	$1,753	$(3,460)	$2,221	$545	$1,789
Fixed Charges:
Interest expensed and capitalized	$155	$165	$191	$232	$257
Amortized premiums, discounts, and capitalized expenses related to indebtedness	2	3	2	2	2
Estimate of interest in rent expense	30	32	39	59	61
	$187	$200	$232	$293	$320

Ratio of Earnings to Fixed Charges	9.37	— (1)	9.57	1.86	5.59

(1)                                  For the fiscal year ended 2009, fixed charges exceeded earnings by $3,660 million.